Exhibit 23

KPMG Peat Marwick LLP

Consent of Independent Auditors

The Board of Directors
EDO Corporation:

We consent to incorporation by reference in Registration Statement Nos.2-69243, 33-1526 and 33-28020 on Form S-8 of EDO Corporation of our report dated February 14, 1996, relating to the consolidated balance sheets of EDO Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 10-K of EDO Corporation.

Our report refers to changes in the methods of accounting for income taxes and postretirement health care and life insurance benefits.

KPMG PEAT MARWICK LLP

Jericho, New York
March 19, 1996